Greenland Acquisition Corporation

Suite 906, Tower W1, Oriental Plaza

No. 1 East Chang’an Street, Dongcheng District

Beijing, China 100006

August 21, 2019

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing and Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Attn: Edward M. Kelly

Re:	Greenland Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A Filed July 12, 2019 File No. 1-38605

Dear Mr. Kelly:

Greenland Acquisition Corporation, a British Virgin Islands company (the “Company”, “we”, “us” or “our”), hereby transmits its responses to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 6, 2019, regarding the Preliminary Proxy Statement on Schedule 14A filed with the Commission on July 12, 2019 (the “Proxy Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Proxy Statement on Schedule 14A (the “Amended Proxy Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Preliminary Proxy Statement on Schedule 14A filed July 12, 2019

Selected Historical Consolidated Financial and Other Data of Zhongchai Holding, page 20

1.	We note that gross profit for the years ended December 31, 2018 and 2017 as presented on page 20 does not agree to the amounts presented on page F-39. Please revise your presentation to reconcile this apparent discrepancy.

In response to the Staff’s comment, we have revised our disclosure on page 20 of the Amended Proxy Statement.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 21

2.	Please ensure that the amounts presented here agree to the amounts presented in your pro forma financial statements beginning on page 98. In this regard, you present on page 23 cash and cash equivalents on a combined pro forma basis, assuming no redemptions, in the amount of $46,450,791 as of February 28, 2019; however, the related amount as presented on page 100 is $45,670,042.

We acknowledge the Staff’s comment. Please note that we have revised and updated our disclosure as of May 31, 2019 on pages 23 and 102 of the Amended Proxy Statement.

As Zhongchai Holding expands its operations, it may need to establish a more diverse supplier network..., page 34

3.	Indicate here whether you have any agreement with any of your key suppliers, and, if so, disclose the material terms of any agreement with any of your key suppliers in the business section.

In response to the Staff’s comment, we have revised our disclosure on pages 34 and 142 of the Amended Proxy Statement.

The Share Exchange Agreement, page 59

4.	Notwithstanding the disclaimers here and in the last paragraph under “Representations and Warranties” on page 63, the representations, warranties, and covenants in the merger agreement filed as Annex A with the proxy statement constitute public disclosure for purposes of the federal securities laws, and you are responsible for considering whether additional specific disclosures of material information about material contractual provisions of the merger agreement are required to make the statements in the proxy statement not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the merger agreement, you have provided corrective disclosure in the proxy statement. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the merger agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide Greenland’s shareholders a materially complete understanding of the merger agreement disclosures.

In response to the Staff’s comment, we have revised our disclosure on page 59 of the Amended Proxy Statement.

Description of negotiation process with Zhongchai Holding, page 72

5.	Disclosure in the third paragraph states that Greenland and Zhongchai Holding conducted a meeting on November 18, 2018 and that Mr. David Ming He and Mr. Hanyi Zhou had a detailed discussion about Zhongchai Holding’s current and forecasted financial results. Please summarize the forecasted financial results discussed.

In response to the Staff’s comment, we have revised the disclosure on pages 72, 78 and 79 of the Amended Proxy Statement.

Greenland Board’s Reasons for the Approval of the Business Combination, page 75

6.	Under “Other Terms and Conditions of the Share Exchange Agreement,” please disclose the existing board member of Zhongchai Holding, one of the existing board members of Greenland, and the three director nominees who will serve as members of the Greenland board of directors post-closing.

In response to the Staff’s comment, we have revised the disclosure on page 76 of the Amended Proxy Statement.

7.	In the fifth bullet point statement on page 77, please elaborate on the risks associated with the transportation industry in general.

In response to the Staff’s comment, we have revised the disclosure on page 77 of the Amended Proxy Statement.

Suppliers, page 138

8.	Disclosure indicates that Zhongchai Holding purchases raw materials from a small number of suppliers. Please disclose Zhongchai Holding’s key suppliers.

In response to the Staff’s comment, we have revised our disclosure on pages 34 and 142 of the Amended Proxy Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Zhongchai Holding Results of Operations, page 146

9.	We note your risk factor on page 40 related to the value of the Renminbi against the U.S. dollar and its effect on your financial results reported in U.S. dollar terms. Please fully expand your discussion of each component of your results of operations for each period presented to appropriately address the impact of foreign currencies on your reported results from period to period.

In response to the Staff’s comment, we have added disclosure on the impact of foreign currency to our results of operation on page 152 of the Amended Proxy Statement.

10.	You disclose on page 148 that other income decreased by $0.08 million due to the decrease of interest income. We note that other income is presented separately from interest income on page F-39. As such, please enhance your disclosure to clarify the types of items included within other income. Please also discuss the reasons for the changes in the interest income and interest expense line items.

In response to the Staff’s comment, we have revised our disclosure on page 155 of the Amended Proxy Statement.

Contractual Obligations, page 151

11.	Please revise your table of contractual obligations to include in a separate line item the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe that these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

In response to the Staff’s comment, we have revised our disclosure on page 159 of the Amended Proxy Statement.

New Financial Accounting Pronouncements, page 152

12.	We note that you do not think the adoption of certain pronouncements, such as ASU 2014-09 and ASU 2015-17, will have a material impact on your financial position, results of operations, cash flows, or disclosures. Since these pronouncements are effective for you, please revise your disclosure to clearly state that you adopted the pronouncements and they did not have an impact on your financial position, results of operations, or cash flows, if true. In this regard, we note your disclosure on pages F-50 and F-51 whereby you did definitively disclose your conclusions of the impact of adoption of pronouncements that are already effective for you.

In response to the Staff’s comment, we have revised our disclosure on pages 160 and 161 of the Amended Proxy Statement.

Financial Statements of Greenland Acquisition Corporation for the Year Ended November 30, 2018, page F-1

13.	Please include interim financial statements for the period ended May 31, 2019. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

In response to the Staff’s comment, we have included the interim financial statements for the period ended May 31, 2019 and have updated our financial information throughout the filing.

Note 7. Commitments and Contingencies

Registration Rights, page F-30

14.	We note that you entered into registration rights agreements on July 24, 2018 and on July 12, 2019 as disclosed on pages F-30 and 67. Please disclose whether there are any maximum cash penalties under the registration rights agreements, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

In response to the Staff’s comment, we have revised our disclosure on pages F-14 and F-31 to indicate that no cash penalties are payable under the registration rights agreement.

Financial Statements of Zhongchai Holding (Hong Kong) Limited for the Year Ended December 31, 2018, page F-34

15.	Please include interim financial statements for the period ended June 30, 2019. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

In response to the Staff’s comment, we have included the interim financial statements for the period ended June 30, 2019 and have updated our financial information throughout the filing.

Consolidated Statements of Cash Flows, page F-42

16.	Please help us understand why you have presented interest paid within the cash flows from financing activities section. In this regard, we remind you that net income (loss) reported on your cash flows statements already accounts for interest expense during each respective period.

In response to the Staff’s comment, we have revised our disclosure on pages F-67 and F-68 of the Amended Proxy Statement. We respectfully advise the Staff that in the revised “Consolidated Statements of Cash Flows,” we have reallocated the numbers under items “interest expense” and “interest paid” to items “other current liabilities,” “due to related parties and “other long-term liabilities.”

Note 2. Summary of Significant Accounting Policies

Cost of Goods Sold, page F-45

17.	Please revise your disclosure to indicate if you include depreciation or amortization in your cost of goods sold. If you do not include depreciation or amortization in your cost of goods sold, please revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of goods sold title and removing the gross profit subtotal throughout the filing. See SAB Topic 11:B.

In response to the Staff’s comment, we have revised our disclosure on page F-71 of the Amended Proxy Statement.

Note 25. Subsequent Events, page F-64

18.	Please disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

In response to the Staff’s comment, we have revised our disclosure on page F-91 of the Amended Proxy Statement.

General

19.	Please include a form of proxy which is marked clearly to indicate that it is preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

In response to the Staff’s comment, we have included a form of proxy at the end of the Amended Proxy Statement and have clearly marked that such proxy is preliminary.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Ari Edelman, of Ellenoff Grossman & Schole LLP, at aedelman@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Yanming Liu
Yanming Liu, Chief Executive Officer
Greenland Acquisition Corporation

cc:	Ellenoff Grossman & Schole LLP
T&C Law Firm

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